AB 3/6/03

03014301

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING RECEIVED MAR 05 2003 WASH. D.C. 165 SECTION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer **415-445-2300**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte Touche LLP

(No. and Street)

50 Fremont Street	**San Francisco**	**California**	**94105-2230**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OATH OR AFFIRMATION

I, Mitchell H. Gage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stone & Youngberg LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CARLA J. CAMPODONICO
Commission # 1276196
Notary Public - California
San Francisco County
My Comm. Expires Oct 6, 2004

This report** contains (check all applicable boxes):

x Independent Auditors' Report

x (a) Facing Page.

x (b) Balance Sheet.

x (c) Statement of Income.

x (d) Statement of Cash Flows.

x (e) Statement of Changes in Members' Equity.

x (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

x (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

__ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).

__ (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).

__ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).

x (l) An Oath or Affirmation.

__ (m) A Copy of the SIPC Supplemental Report (Not Required).

x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONE & YOUNGBERG LLC

(SEC ID. NO. 8-3149)

Balance Sheet as of
December 31, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Members of
Stone & Youngberg LLC:

We have audited the accompanying balance sheet of Stone & Youngberg LLC (the "Firm"), as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Firm at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

STONE & YOUNGBERG LLC

BALANCE SHEET -- DECEMBER 31, 2002

ASSETS

CASH		$ 704,663
SECURITIES OWNED, at market value		20,669,794
RECEIVABLE FROM CLEARING ORGANIZATION		13,805,877
SECURED DEMAND NOTES RECEIVABLE		4,000,000
FIXED ASSETS, net of accumulated depreciation and amortization of $2,162,343		607,808
OTHER ASSETS		1,491,603
		$ 41,279,745

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 12,969,228
COMMITMENTS AND CONTINGENCIES		
SUBORDINATED BORROWINGS		4,000,000
MEMBERS' EQUITY		
Members' stated equity	$ 9,095,000	
Members' excess equity	15,215,517	24,310,517
		$ 41,279,745

See notes to financial statements.

STONE & YOUNGBERG LLC

NOTES TO BALANCE SHEET

YEAR ENDED DECEMBER 31, 2002

Organization and Significant Accounting Policies

The Firm - Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC) and National Association of Securities Dealers, Inc. (NASD).

Use of Estimates – The preparation of the balance sheet is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash - Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash.

Securities Owned - Securities owned are reported at quoted market prices as of December 31, 2002, or, in the absence of available market quotations, at dealer bid prices as determined by members of the Firm.

Income Taxes - Income taxes are paid by the individual members; therefore, no provision for such taxes has been recorded in the balance sheet.

Securities Transactions - All transactions entered into for the account and risk of the Firm are recorded on a trade date basis.

Fixed Assets - Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation. Depreciation is computed using an accelerated depreciation method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Securities Owned

Securities owned at December 31, 2002 consist of the following

State and Municipal Obligations	$20,131,375
Obligations of U.S. Government	390,153
Corporate Bonds, Debentures and Notes	148,266
Total	$20,669,794

Receivable From and Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. The receivable from clearing organization is the result of the Firm's activity with this clearing organization. From time to time the Firm may also have a payable to the clearing organization related to these transactions that is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. The firm had no payable to the clearing organization at December 31, 2002.

Subordinated Borrowings

During 2001, the Firm entered into secured demand note agreements with various members. Borrowings under secured demand note collateral agreements of $4,000,000 are due January 2003. The demand note receivables are also due January 2003. The borrowings are included in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid. In January 2003, $3,500,000 of the subordinated borrowings and related secured demand notes receivable were executed to February 2004.

Fixed Assets

Following is a summary of fixed assets as of December 31, 2002:

Equipment	$1,787,347
Furniture	719,899
Leasehold Improvements	262,904
	$2,770,151
Less: Accumulated depreciation and amortization	2,162,343
	$ 607,808

Members' Equity

Members' stated equity at December 31, 2002 was $6,600,000 for Class A members and $2,495,000 for Class B members. All withdrawals of stated members' equity require the approval of the NASD.

In accordance with the operating agreement, members are permitted to contribute additional amounts to the Firm in excess of stated equity. This excess members' equity is included in Firm assets and, thus, is available to creditors of the Firm. The amounts are withdrawable on demand of the member and are not includable in the computation of regulatory net capital.

Related Party Transactions

Under the operating agreement, the Firm is managed by S & Y Management, Inc. Included in accounts payable and accrued expenses is a balance of $1,090,634 owed to S & Y Management, Inc.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the NASD, including the SEC's "Net Capital Rule", which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2002, the Firm's net capital ratio was 1.53 to 1 and net capital as computed was $8,283,884, which exceeded the SEC's requirement of $842,503 by $7,441,381.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on December 31, 2002, and were subsequently settled, had no material effect on the balance sheet as of that date.

The Firm is obligated under leases for office space and certain equipment at December 31, 2002. Minimum annual lease payments under such leases are due in the following years:

2003	$1,506,829
2004	2,343,302
2005	2,279,231
2006	2,131,501
2007	2,059,156
Thereafter	8,823,850
Total	$19,143,869

The total of minimum rentals to be received in the future under non-cancelable subleases as of December 31, 2002 is $161,723. The leases for office space contain some escalation provisions and renewal options.

The Firm is currently involved in various legal matters arising primarily from its investment banking and brokerage activities. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse effect upon the Firm's financial position.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

February 21, 2003

Stone & Youngberg LLC
50 California Street
San Francisco, California 94111

In planning and performing our audit of the financial statements of Stone & Youngberg LLC (the "Firm"), for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, or (3) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projection of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or

fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP